Exhibit 99.1

Operating and Financial Review and Prospects in Connection with the Unaudited Interim Consolidated Financial Statements for the Six Months Ended February 28, 2022 and 2021

Net loss from continuing operations was RMB372.0 million (US$58.8 million), down by 7% year-over-year.

Net loss from discontinued operations was RMB742.9 million (US$116.2 million) compared to nil in the first half 2021.

Net loss attributable to common shareholders of Meta Data was RMB1,068.8 million (US$167.8 million), increased by 222% compared to net loss of RMB331.6 million (US$51.2 million) in the first half 2021.

After July 2021, the Chinese government issued a series of rules and regulations prohibiting the provision of after-school tutoring services. On July 24, 2021, the announcement of “Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education” (“Double Reduction Policy”) was made by the General Office of the CPC Central Committee and the General Office of the State Council (the “Opinion”).

The Opinion contains guiding principles about requirements and restrictions related to after-school tutoring services, including: (i) service providers in After-School Tutoring (“AST”) services on academic subjects relating to compulsory education or academic AST institutions need to register as a non-profit entity; (ii) foreign ownership in academic AST institutions are prohibited, including through contractual arrangements; (iii) listed companies are prohibited from raising capital to invest in businesses that teach academic subjects in compulsory education; (iv) relevant tutoring services on academic subjects in compulsory education are not allowed during public holidays, weekends and school breaks; and (v) academic AST institutions must follow the fee standards to be established by relevant authorities. The Opinion also provides that institutions providing after-school tutoring services on academic subjects in high schools (which do not fall within China’s compulsory education system) shall take into consideration the Opinion when conducting activities.

In compliance with the opinion and applicable rules, regulations and measures, the Company actively discussed with regulatory authorities with regard to winding down of the suspended business, including the termination of leased office spaces and learning centers, and disposal of relevant leasehold improvements and electronic equipment. Most subsidiaries have closed their physical stores since October 2021, and the Company ceased its K-12 after-school and young children education services (“Legacy Business”). The compliance measures taken by the Company have adversely affected the Company’s results of operations.

The Company has carried out product iterations on its original business, shifting from education and training to education and technology, using the original channels to carry out quality education and technology output, including 5G technology, smart campus system, and virtual training systems based on the Metaverse. The Company’s new business is using the six core technologies of Metaverse and artificial intelligence blockchain network computing, interaction, game technology, and the Internet of Things as the Company’s core technologies, building a new type of blockchain smart student card and global smart employment quality educational virtual world (a new type of artificial intelligence employment training), a combination of virtual and real prediction world (digital education, risk prediction, computing power output), VR shopping world (new e-commerce) and other products to provide global customers with a new digital world experience.

The Company has recruited a global management team and a technology research and development team to develop new products and business directions that combine education and technology. On December 16, 2021, Metaverse Information Technology Limited was incorporated in BVI. On January 24, 2022, a wholly-owned subsidiary was established in Hong Kong. On January 11, 2022, Metaverse Digital Technology Co., Ltd. was set up in Wyoming, USA.

The new revenue streams included Smart Campus Service System-smart student ID card, smart training system based on smart training, and edge computing power output based on meta-universe computing power.

Due to the aforementioned, on July 11, 2022, the board of directors of the Company decided to divest the subsidiaries of OneSmart Education Inc. and search for potential purchasers of the Legacy Business.

Key Financial Results (In Thousand /RMB)	First Half, 2022	First Half, 2021	Change In Amounts	Change In Percentage
Net revenues	-	1,616,435	(1,616,435)	N/A
Gross profit	-	597,481	(597,481)	N/A
Operating loss	(360,910)	(273,885)	(87,025)	32%
Loss from continuing operations	(371,954)	(347,995)	(23,959)	7%
Loss from discontinued operations	(742,879)	-	(742,879)	N/A
Net loss attributable to Meta Data	(1,114,833)	(331,550)	(783,283)	236%
Net loss attributable to non-controlling interests	(45,987)	(16,445)	29,542	180%

Financial Results for the First Half Year Ended February 28, 2022

Net Revenues

According to the “Double Reduction Policy” of the Chinese government, the Company ceased its Legacy Business from October 2021 and its business strategy was shifted to the Metaverse industry. The Legacy Business generated approximately RMB144.8 million (US$22.9 million) in revenue in the first half of 2022. Since the Metaverse business has just started, no related revenue has been generated in the first half of 2022, but as of July 2022, the revenue of the Metaverse business is RMB13.3 million (US$2.1 million) for the same period last year because of “Double Reduction Policy” aforementioned required suspension of all subject-based off-campus tutoring business targeting pre-school kids and K12 students.

Operating Costs and Expenses

Operating costs and expenses for the first half year of 2022 were RMB360.9 million (US$57.1 million), compared to RMB871.4 million (US$134.6 million) during the same period last year.

●	Cost of revenues were nil compared to RMB1,019.0 million (US$157.4 million) for the same period of last year because the Company ceased all the domestic education programs and learning centers in China in October 2021 in order to comply with the policy directives of the Opinion, accordingly, no revenues were generated for the continuing business in the first half of 2022.

●	Selling and marketing expenses were nil compared to RMB459.7 million (US$71.0 million) for the same period of last year because the Company ceased its after-school tutoring services in primary and secondary schools according to government regulations, therefore, no selling and marketing expenses were incurred for the continuing business in the first half of 2022.

●	General and administrative expenses were RMB360.9 million (US$57.1 million), mainly consisting of share-based compensation expenses, and has decreased by 27% year-over-year.

Operating Loss

Operating loss for the first half year was RMB360.9 million (US$57.1 million), compared to operating loss of RMB273.9 million (US$42.3 million) in the same period of the prior fiscal year.

Income from Continuing and Discontinuing operations

For the first half year 2022, loss from continuing operations was RMB372.0 million (US$58.8 million) and loss from discontinued operations was RMB742.9 million (US$116.2 million) compared to RMB348.0 million (US$53.8 million) and nil, respectively, for the same period of last year.

Net interest expense was RMB11.0 million (US$1.7 million), compared to net interest expense of RMB53.5 million (US$8.3 million) during the same period last year.

Other income, which mainly represents government subsidies and other gains, was nil compared to RMB30.4 million (US$4.7 million) for the same period last year.

Net Loss Attributable to Meta Data

Net loss attributable to Meta Data was RMB1,114.8 million (US$175.1 million), compared to RMB331.6 million (US$51.2 million) for the same period last year.

Financial Position

As of February 28, 2022, the Company had cash and cash equivalents of RMB186.2 million (US$29.5 million) from continuing operation, restricted cash of RMB159.8 million (US$25.3 million) from discontinued operation. Short-term investments of RMB6.8 million (US$1.1 million)

As of February 28, 2022, the Company had short-term loan of RMB628.2 million (US$99.4 million) for the continuing operation.

Cash Flow

Net cash used in operating activities in the first half year of 2022 was RMB261.0 million (US$41.3 million) in which continuing operations used RMB86.3 million (US$13.6 million), discontinued operations used RMB174.8 million (US$27.6 million).

Net cash provided by investing activities in the first half year of 2022 was RMB82.6 million (US$13.1 million) in which continuing operations provided nil, discontinued operations provided RMB20.7 million (US$3.3 million).

Net cash provided from financing activities in the first half year of 2022 was RMB138.8 million (US$22.0 million) in which continuing operations provided RMB194.7 million (US$30.8 million), discontinued operations used RMB55.9 million (US$8.8 million).

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the reader’s convenience. Unless otherwise noted, all translations from RMB to U.S. dollars are made at the noon buying rate on February 28, 2022, as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System, which was RMB6.3222 to USD1.00.

META DATA LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands)

	As of August 31, 2021	As of February 28, 2022	As of February 28, 2022
	RMB	RMB	USD
	(Audited)	(Unaudited)	(Unaudited)
Asset
Current Asset
Cash	29,626	186,230	29,457
Short-term investments	81,575	6,763	1,070
Restricted cash	355,017	-	-
Current assets from discontinued operations	-	159,804	25,277
Total current assets	466,218	352,797	55,804
Prepayment to acquire a subsidiary
Property, plant and equipment, net	36,955	-	-
Non-current assets from discontinued operations	-	14,678	2,322
Total assets	503,173	367,475	58,126

Liabilities and Equity
Short-term loan	498,574	628,174	99,360
Long-term loan, current portion	513,432	-	-
Prepayments from customers	2,787,686	-	-
Amounts due to related parties	1,205	-	-
Income tax payable	48,216	-	-
Accrued expenses and other current liabilities	868,464	17,284	2,734
Current liabilities from discontinued operations		4,828,109	763,676
Total current liabilities	4,717,577	5,473,567	865,770
Long-term bank loan	135,000
Convertible loan	226,114
Other non-current liabilities	45,727
Non-current liabilities from discontinued operations		154,798	24,485
Total liabilities	5,124,418	5,628,365	890,255

Commitments and contingencies

Equity
Class A ordinary shares (US$0.000001 par value; 37,703,157,984 shares authorized; 4,321,229,545 issued and outstanding as of August 31, 2021 and 12,321,229,545 issued and outstanding as of February 28, 2022, respectively)	26	76	12
Class B ordinary shares ($0.000001 par value, 2,290,430,016 shares issued and outstanding as of August 31, 2021 and 2,290,430,016 issued and outstanding as of February 28, 2022 respectively)	16	16	3
Ordinary shares	42	92	15
Additional paid-in capital	5,337,962	5,799,290	917,290
Treasury stock	(344)	-	-
Statutory reserve	16,427	16,427	2,598
Retained earnings-Accumulated Deficit	(10,078,429)	(11,147,275)	(1,763,196)
Accumulated other comprehensive income	92,693	106,159	16,792
Total Meta Data Limited’s Equity	(4,631,649)	(5,225,307)	(826,501)
Noncontrolling interests	10,404	(35,583)	(5,628)
Total equity	(4,621,245)	(5,260,890)	(832,129)
Total liabilities and equity	503,173	367,475	58,126

META DATA LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

(Amounts in thousands)

	For the six months ended February 28,
	2021	2022	2022
	RMB	RMB	USD
	(Unaudited)	(Unaudited)	(Unaudited)
Net revenues	1,616,435	-	-
Cost of revenues	(1,018,954)	-	-
Gross profit	597,481	-	-
Operating expenses
Selling and marketing	(459,742)	-	-
General and administrative	(411,624)	(360,910)	(57,086)
Total operating expenses	(871,366)	(360,910)	(57,086)
Operating loss	(273,885)	(360,910)	(57,086)
Interest income	3,976	7	1
Interest expense	(53,543)	(11,032)	(1,745)
Other income	30,370	-	-
Other expense	(42,219)	-	-
Foreign exchange gain/(loss)	1,548	(19)	(3)
Loss before income tax provision	(333,753)	(371,954)	(58,833)
Income tax benefit	19,336	-	-
Loss before share of net loss from equity investees	(314,417)	(371,954)	(58,833)
Shared net loss from operating interest	(33,578)	-	-
Loss from Continuing operations	(347,995)	(371,954)	(58,833)
Discontinued Operations
Loss from discontinued operations	-	(742,879)	(116,218)
NET LOSS	(347,995)	(1,114,833)	(175,051)
Add: Net loss attributable to non-controlling interests	(16,445)	(45,987)	(7,273)
Net loss attributable to common shareholders of Meta Data Limited	(331,550)	(1,068,846)	(167,778)

META DATA LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME/(LOSS)

(Amounts in thousands)

	For the six months ended February 28,
	2021	2022	2022
	RMB	RMB	USD
	(Unaudited)	(Unaudited)	(Unaudited)
Net loss	(347,995)	(371,954)	(58,833)
Other comprehensive income, net of tax
Foreign currency translation adjustment	(10,119)	13,466	2,455
Unrealized gain on available-for-sale investment, net of tax effect of nil, nil and nil for years ended August 31, 2015 and 2016, respectively	6,236	-	-
Other comprehensive (loss) / income	-	-	-
Comprehensive income	(351,878)	(358,488)	(56,378)
Less: comprehensive loss attributable to non-controlling interests	16,445	45,987	7,273
Comprehensive income attributable to Meta Data Limited	(335,433)	(312,501)	(49,105)
Comprehensive loss attributable to Ordinary Shareholders	(335,433)	(312,501)	(49,105)